Exhibit (a)(5)(vi)
TRUST VENTURE COMPANY, LLC RECEIVES OVER 27% OF
THE OUTSTANDING UNITS IN ITS TENDER OFFER FOR TORCH ENERGY ROYALTY TRUST
Greenwich, CT, June 29, 2007 — Trust Venture Company, LLC (“Trust Venture”) today announced the expiration, as of 12:00 midnight New York City time, on June 28, 2007, of the offering period of its tender offer to acquire any and all of the outstanding Units of Beneficial Interest (“Units”) of Torch Energy Royalty Trust (NYSE:TRU) for $8.25 per Unit, net to the seller in cash, without interest. According to the depositary, as of 5:00 p.m., New York City time, on June 28, 2007, 2,360,664 Units were tendered into the offer, which, when added to the Units previously owned by Trust Venture, represent approximately 31 percent of the outstanding Units. All Units validly tendered during the tender offer have been accepted for payment.

The members of Trust Venture are Trust Acquisition Company, LLC, a Delaware limited liability company, and Douglas L. Holbrook.
Baker Botts L.L.P. is acting as legal counsel to Trust Venture in connection with the tender offer. Innisfree M&A Incorporated is acting as information agent and The Bank of New York is acting as depositary.
Important Legal Information
This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any Units.
Contacts:

Investors:	Media:
Innisfree M&A Incorporated	Kekst and Company
Alan Miller/Jennifer Shotwell	Adam Weiner/Todd Fogarty
212-750-5833	212-521-4800

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